U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

          NOTIFICATION OF LATE FILING                     SEC FILE NUMBER
                                                             000-27949

                                                           CUSIP NUMBER

                (Check One):

                                 SEC FILE NUMBER

                                                           CUSIP NUMBER

    [ ] FORM 10-K and Form 10-KSB [ ] Form 11-K [X] Form 10-Q and Form 10-QSB
                                   FORM N-SAR

         For Period Ended: ...................................... June 30, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

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      Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above,
      identify the Item(s) to which the notification relates:   Not Applicable
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PART 1-Registrant Information

      Full Name of Registrant:     First India Diversified Holdings, Inc.
      Former Name if Applicable    N/A

      Address of Principal Executive Office (Street and Number):
               257-10 Union Turnpike

      City, State and Zip Code
               , Floral Park, NY 11004

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. - Not Applicable

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The financial statement data are not available.

Part IV-Other Information

      (1) Name and telephone number of person to contact in regard to this notification

     Mr. David Griffith                    (416)                885-4266
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          (Name)                         (Area Code)        (Telephone Number)

      (2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for a shorter period that the registrant was required to file such report(s) been filed? If the answer is no, specify report(s).

                                                       [X] Yes           [ ] No

      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes           [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         First India Diversified Holdings, Inc..                        .
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         (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2001             BY:_______________________________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.